GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

03 DEC -5 AM 7:21

[redacted]

03037946

12 November 2003

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

New GKN PLC

Exemption File 82-5204

SUPPL

Dear Sirs,

GKN plc – Block Listing Announcement

For your information I enclose a copy of the above announcement which was sent to the London Stock Exchange yesterday.

PROCESSED
DEC 15 2003
THOMSON
FINANCIAL

Yours faithfully,

David Pavey
pp Assistant Company Secretary

Enc.

dw 12/5

COMPLIANCE/SEC/COR/notification of press release

12 November 2003

GKN plc (the "Company")

Application was made on 11 November 2003 to the Financial Services Authority and the London Stock Exchange Plc for a total of 660,000 Ordinary shares of 50p each ("shares") to be admitted to the Official List.

It is expected that admission will be granted on 13 November 2003 and trading will commence on 14 November 2003.

These shares are being reserved under a block listing and will be issued pursuant to the following scheme(s):

Scheme(s)	Shares
GKN SAYE Share Option Scheme 2001	660,000

When issued, these shares will rank pari passu with the existing Ordinary shares.